One International Place, 40th Floor
100 Oliver Street
Boston, MA  02110-2605

+1  617  728  7100  Main

+1  617  426  6567  Fax

www.dechert.com

STEPHEN FERRARA

stephen.ferrara@dechert.com

+1 617 728 7134  Direct

+1 617 275 8418  Fax

October 4, 2013

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Series Fund, Inc. (SEC Files Nos. 333-45431 and 811-08629) (“Registrant”)

Dear Ms. Skeens:

We are writing in response to comments you, on behalf of the Staff of the Securities and Exchange Commission (the “Commission”), provided telephonically to Michelle Lombardo and Lisa Zeises on September 24, 2013, with respect to Registrant’s Post-Effective Amendment No. 108 filed on August 20, 2013 (the “Amendment”) relating to Hartford Ultrashort Bond HLS Fund (formerly Hartford Money Market HLS Fund) (the “Fund”).  On behalf of Registrant, we have reproduced your comments below and provided Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectus.

1.              Comment:                                 The Prospectus describes investments in derivatives.  Please review the derivatives strategies and risk disclosure to ensure the disclosure is not too generic or standardized and that it also describes the actual strategies and risks that the Fund intends to use to achieve its investment objective.  Please refer to Barry Miller’s letter to the Investment Company Institute dated July 30, 2010 and the recently issued Division of Investment Management Guidance No. 2013-03 entitled “Counterparty Risk Management Practices with Respect to Tri-Party Repurchase Agreements”.

Please also confirm that each type of instrument referenced in the derivatives disclosure is consistent with the investment strategy of the Fund.

Response:                                    Registrant believes that the disclosure regarding the Fund’s use of derivatives describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategy.

Registrant confirms that each type of instrument referenced in the derivatives disclosure is consistent with the investment strategy of the Fund.

2.              Comment:                                 Please note that the filing has certain information, including the name of the registered public accountant, missing.  The Commission Staff requests that Registrant file all missing information, including exhibits, as an amendment to the registration statement.

Response:                                    Registrant confirms that it will include the missing information in an amendment to the registration statement.

3.              Comment:                                 Please confirm that the series and class identifiers for the Fund will be updated when the Fund’s name change takes effect.

Response:                                    Registrant confirms that the series and class identifiers for the Fund will be updated when the Fund’s name change takes effect.

4.              Comment:                                 Please disclose the Fund’s portfolio turnover rate as the Fund can no longer rely on Item 3, Instruction 5 of Form N-1A to omit the Fund’s portfolio turnover rate as the Fund will no longer operate as a money market fund.

Response:                                    The Fund has not calculated a portfolio turnover rate as it has been operating as a money market fund and will continue to do so until the effective date of the Prospectus.  Moreover, given the change in the Fund’s strategy, Registrant believes that the presentation of a portfolio turnover rate for the period in which the Fund was operating as a money market fund would not provide meaningful information to shareholders.  Going forward, the Fund will include the portfolio turnover rate in connection with the annual update of the Fund’s Prospectus.

5.              Comment:                                 Mortgage and Asset-Backed Securities Risk is included as a principal risk but is not included in the Principal Investment Strategy.  Please revise the Principal Investment Strategy section or the Principal Risks section for consistency.

Response:                                    The Prospectus has been updated to address the Staff’s comment.

6.              Comment:                                 Please include the past performance of the Fund as a money market fund per Item 4 of Form N-1A.

Response:                                    Registrant believes that, in light of the change in the Fund’s strategy and objective, the inclusion of performance information for the period in which the Fund operated as a money market fund would not provide meaningful information to shareholders.  Registrant notes that the Commission considered substantially similar facts in John Hancock Asset Allocation Trust, SEC No-Action Letter (Pub. Avail. Jan. 3, 1991) (the “John Hancock Letter”).  In the John Hancock Letter, a tax-exempt money market fund was converted to an asset-allocation fund.  The Commission granted the no-action letter request, concluding that, in advertisements and sales literature, the fund did not need to disclose the performance of the money market fund after it converted to the asset allocation fund provided that the fund clearly stated that (1) the fund previously operated as a money market fund; (2) certain information is disclosed in the financial highlights portion of the statutory prospectus; and (3) the average annual total return figures are available upon request.  Registrant intends to comply with these conditions.  The Commission confirmed this position in Dual Purpose Fund, Inc., SEC No-Action Letter (Pub. Avail. Feb. 28, 1997) when it noted that “[t]he staff has expressed the view that it is inappropriate to exclude performance information except in certain limited cases in which a fund undergoes a fundamental change in operations.”  The Commission cited, among other no-action letters, the John Hancock Letter for representing this position.

7.              Comment:                                 Please revise the section entitled “Additional Information Regarding Risks and Investment Strategies - Consequences of Portfolio Trading Practices” to reflect the trading practices of this Fund.

Response:                                    The Prospectus has been updated to address the Staff’s comment.

8.              Comment:                                 Please revise the disclosure in the last paragraph in the section entitled “Further Information on the Funds - Class IB Shares Distribution Plan” related to the temporary reduction of payment of distribution and service fees under the Fund’s Distribution Plan.

Response:                                    Registrant will delete this paragraph as the temporary reduction will be discontinued upon the Fund’s conversion to an ultra-short bond fund.

9.              Comment:                                 The “Reinstatement Privilege” disclosure paragraph does not appear to apply to funds serving as underlying investments for variable annuity and variable life insurance contracts and qualified employee benefit plans.  Please supplementally explain why this disclosure is necessary or revise accordingly.

Response:                                    Registrant will delete the “Reinstatement Privilege” disclosure section as it is not applicable to funds serving as underlying investments for variable annuity and variable life insurance contracts and qualified employee benefit plans.

10.       Comment:                                 With respect to each of the entities listed in the section entitled “Disclosure of Portfolio Holdings” in the Statement of Additional information (the “SAI”), please provide (1) the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed and (2) any policies and procedures with respect to the receipt of compensation or other consideration by the Fund, its investment adviser, or any other party in connection with the disclosure of information about portfolio securities in accordance with Item 16(f) of Form N-1A.

Response:                                    Registrant notes that this information is provided immediately after the chart on pages 36-37 of the SAI.  Specifically, the frequency of, and lag length for, receipt of portfolio holdings for each entity is in the first paragraph after the chart.  The sentence confirming no payments are made with respect to portfolio holdings disclosure is in the fourth paragraph after the chart.  Accordingly, Registrant has not made any revisions to the SAI in response to the comment.

You requested that Registrant make certain representations concerning the post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Stephen R. Ferrara
Stephen R. Ferrara

cc:	Michelle Lombardo
Lisa Zeises
John V. O’Hanlon

Exhibit

Hartford Funds

5 Radnor Corporate Center

100 Matsonford Road, Suite 300

Radnor, PA 19087

800-456-7526

www.hartfordfunds.com

October 4, 2013

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
Hartford Series Fund, Inc.